File No. 333-283139

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☒ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________________________

C1 Fund, Inc.

228 Hamilton Avenue, Third Floor

Palo Alto, CA 94301

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

C1 Fund, Inc. (the “Registrant”) is unable to complete and file its Form N-CEN and transmit its annual report to shareholders for the period ended December 31, 2025 within the prescribed time period without unreasonable effort or expense, primarily because the Registrant requires additional time to complete documentation relating to valuation and accounting for its investments and to finalize the related financial statements. In addition, the Registrant’s independent registered public accounting firm requires additional time to complete its audit documentation.

While the Registrant aims to file the annual report on Form N-CEN as soon as possible, the Registrant does not expect that it will be able to file the report within the 15-day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Hytha	(650)	374 - 7800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No.

On March 3, 2026, the Registrant filed its Monthly Portfolio Investments Report for the period ended December 31, 2025 on Form N-PORT one calendar day after its prescribed due date.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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C1 FUND, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 13, 2026	By	/s/ David Hytha
David Hytha
Secretary, Treasurer and Chief Financial Officer

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